SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

Braskem S.A. (“Braskem”), by itself and its controlling company EDSP58 Participações S.A. (“Offeror”), and Copesul – Companhia Petroquímica do Sul (“Copesul’), in compliance with the provisions of CVM Ruling 358/02, disclose to the market that in the auction for Public Tender Offer for the Acquisition of Copesul shares (“OPA”) carried out on this date through the electronic trading system of the São Paulo Stock Exchange – Bovespa, the Offeror acquired 34,040,927 (thirty-four million, forty thousand, nine hundred and twenty-seven) common shares of Copesul, representing more than two thirds (2/3) of the outstanding shares.

Since more than two thirds (2/3) of the outstanding shares were acquired, after verification that the rules applicable to the OPA have been complied with, the Brazilian Securities Commission (“CVM”) shall delist Copesul as a publicly held company within fifteen (15) days counted from the receipt of the statements regarding the auction’s results.

During the period of three (03) months as from the date of the auction, the shareholders owning Copesul outstanding shares may sell their shares to the Offeror for the same price offered in the OPA, adjusted up to the date of actual payment, as per the OPA Notice published on August 14, 2007.

Moreover, considering that less than five percent (5%) of the total shares remain outstanding, Copesul’s board of directors shall call a general shareholders’ meeting to resolve on the redemption of such shares for the price offered in the OPA, pursuant to article 4, paragraph 5 of Law 6404/76.

We would like to stand out that, according to Ruling 361/02, Bovespa has a period of 4 business days to forward to CVM the final statements referring to the auction.

São Paulo, October 5, 2007

Carlos Fadigas	Michael Machado
Investors Relations and Financial	Investors Relations and Financial Officer
Officer	Copesul – Companhia Petroquímica do Sul
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 09, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.